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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25


                           NOTIFICATION OF LATE FILING


                                  (Check one):

     [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q [ ] Form 10-D
                          [ ] Form N-SAR [ ] Form N-CSR


                       For Period Ended: December 31, 2008

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

                        For the Transition Period Ended:


 If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


                        PART I -- REGISTRANT INFORMATION

                                SHENGDATECH, INC.
                                -----------------
                             Full Name of Registrant

                                 --------------

             Nevada                         001-31937              26-2522031
(State or Other Jurisdiction of     (Commission File Number)    (I.R.S. Employer
         Incorporation)                                          Identification
                                                                     Number)


                               Youth Pioneer Park
               Tai'an Economic and Technological Development Zone
                      Tai'an City, Shandong Province 271000
                           People's Republic of China
                    (Address of principal executive offices)

                                (86-538) 856-0618
              (Registrant's telephone number, including area code)

                                 Not Applicable
          (Former name or former address, if changed since last report)

                       PART II -- RULES 12b-25(b) AND (c)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar
|X| day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III -- NARRATIVE


State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period:

      As reported in detail on a Current Report on Form 8-K filed on March 17, 2009, the board of directors of the Company has decided not to pursue the acquisition of Jinan Fertilizer Co., Ltd. ("Jinan Fertilizer"), a nitrogen fertilizer producer based in Jinan, the capital of Shandong Province. The Company had originally planned to acquire Jinan Fertilizer to consolidate the operations of its previous coal-based chemical facility located in Tai'an City, which ceased productions on October 31, 2008 in compliance with the city government's direction. The Company requires additional time to evaluate the impact on its consolidated financial statements of the closing of its Tai'an City chemical facility.

      In addition, the Company has not completed its evaluation of the effectiveness of the internal control over financial reporting as required by
Section 404 of the Sarbanes-Oxley Act of 2002. Based on its assessment thus far, the Company believes it did not maintain adequate personnel and resources with the requisite technical accounting and financial reporting expertise to sufficiently address non-routine and/or complex accounting issues, including accounting for the income tax impact of such transactions and hence concluded the Company has not maintained effective internal control over financial reporting as of December 31, 2008.

      As a result of the foregoing, the Company represents that it could not, without unreasonable effort or expense, timely file the 2008 Annual Report on Form 10-K.

                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Ms. Anhui Guo             011-86-538                  856-0618
      -------------             ----------                  --------
         (Name)                 (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

      [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

      [X] Yes [ ] No

      See Attachment A

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                SHENGDATECH, INC.
                                -----------------
                  (Name of Registrant as Specified in Charter)


      has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2009              By:  /s/ Xiangzhi Chen
                                       ---------------------------------------
                                       Xiangzhi Chen
                                  Title: President and Chief Executive Officer

                                  Attachment A

Our estimated consolidated net sales were approximately $150,444,916 for the year ended December 31, 2008, which represented an increase of $49,790,123, or 49.47%, compared to the prior year. Estimated net sales of our NPCC business was $83,437,466 for the year ended December 31, 2008, which represented an increase of $36,715,793, or 78.58%, compared to the prior year. Estimated net sales of our coal-based chemical business was $67,007,450 for the year ended December 31, 2008, which represented an increase of $13,074,331, or 24.24%, compared to the prior year. Our estimated gross profit for our NPCC business was $34,927,225 for the year ended December 31, 2008, which represented an increase of $15,018,139, or 75.43%, compared to the prior year. We are currently in the process of finalizing our gross profit and operating income for our coal-based chemical business due to reevaluations based on the closing of our Tai'an City chemical facility on October 31, 2008.